FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc.
5190 Neil Road, Suite 320
Reno, Nevada
89502

Item 2	Date of Material Change

May 7, 2012

Item 3	News Release

A news release was issued by Tahoe Resources Inc. (“Tahoe” or the “Company”) on May 7, 2012 and distributed through Marketwire and filed on SEDAR.

Item 4	Summary of Material Change

On May 7, 2012, the Company announced an updated National Instrument 43-101 compliant resources estimate and an independent Preliminary Economic Assessment for the Escobal project in southeastern Guatemala.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See news release attached as Schedule A to this report.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

C. Kevin McArthur
President and Chief Executive Officer
Telephone: (775) 825-8574

Item 9	Date of Report

May 7, 2012

SCHEDULE A

PRESS RELEASE